UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month JANUARY, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  JANUARY 28, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------

                           BARADERO RESOURCES LIMITED


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Baradero Resources Limited for the six months ended November 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           BARADERO RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)




                                                   NOVEMBER 30,       MAY 31,
                                                       2004            2004
                                                         $               $
                                                                     (AUDITED)
                                     ASSETS
CURRENT ASSETS

Cash                                                     62,666         100,921
Amounts receivable and prepaids                          10,624          10,303
                                                   ------------    ------------
                                                         73,290         111,224
OTHER ASSETS (Note 3)                                    23,433          26,489
                                                   ------------    ------------
                                                         96,723         137,713
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 5)        16,881          15,089
ADVANCES (Note 5)                                       123,000         127,548
                                                   ------------    ------------
                                                        139,881         142,637
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 4)                                1,751,878       1,751,878

CONTRIBUTED SURPLUS                                      30,180               -

DEFICIT                                              (1,825,216)     (1,756,802)
                                                   ------------    ------------
                                                        (43,158)         (4,924)
                                                   ------------    ------------
                                                         96,723         137,713
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)




APPROVED BY THE DIRECTORS

/s/ NICK DEMARE           , Director
-------------------------
/s/ HARVEY LIM            , Director
-------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)





                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Oil and gas sales                                             -          21,920               -          36,204
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                    -           5,824               -          11,998
General and administration                               39,607          15,147          56,753          17,445
Stock-based compensation                                 30,180               -          30,180               -
Depreciation, depletion and impairment                        -           4,358               -           9,013
                                                   ------------    ------------    ------------    ------------
                                                         69,787          25,329          86,933          38,456
                                                   ------------    ------------    ------------    ------------
INCOME (LOSS) BEFORE OTHER ITEMS                         69,787          (3,409)         86,933          (2,252)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                 1,964           1,705          23,429           1,810
Foreign exchange gain (loss)                             (2,640             253          (4,910)          1,601
                                                   ------------    ------------    ------------    ------------
                                                           (676)          1,958          18,519           3,411
                                                   ------------    ------------    ------------    ------------
NET INCOME (LOSS) FOR THE PERIOD                        (70,463)         (1,451)        (68,414)          1,159

DEFICIT - BEGINNING OF PERIOD                        (1,754,753)     (1,933,350)     (1,756,802)     (1,935,960)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,825,216)     (1,934,801)     (1,825,216)     (1,934,801)
                                                   ============    ============    ============    ============


BASIC AND DILUTED
    EARNINGS (LOSS) PER SHARE                            $(0.04)         $(0.00)         $(0.04)          $0.00
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         1,911,521       1,911,521       1,911,521       1,911,521
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      (Unaudited - Prepared by Management)






                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Income (loss) for the period                            (70,463)         (1,451)        (68,414)          1,159
Items not affecting cash
     Depreciation, depletion and impairment                   -           4,358               -           9,013
     Stock-based compensation                            30,180               -          30,180               -
Increase in amounts receivable and prepaids              (2,169)        (16,443)           (321)        (15,317)
Increase in accounts payable and accrued
     liabilities                                          3,497             766           1,792           1,064
                                                   ------------    ------------    ------------    ------------
                                                        (38,955)        (12,770)        (36,763)         (4,081)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to oil and gas properties                           -          (1,209)              -          (7,546)
Other assets                                                236               -           3,056               -
                                                   ------------    ------------    ------------    ------------
                                                            236          (1,209)          3,056          (7,546)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITY

Advances received (repaid)                                    -           3,000          (4,548)          3,000
                                                   ------------    ------------    ------------    ------------
NET DECREASE IN CASH                                    (38,719)        (10,979)        (38,255)         (8,627)

CASH - BEGINNING OF PERIOD                              101,385          38,559         100,921          36,207
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                     62,666          27,580          62,666          27,580
                                                   ============    ============    ============    ============
SUPPLEMENTARY CASH FLOW
INFORMATION
Interest paid in cash                                         -               -               -               -
                                                   ============    ============    ============    ============
Income taxes paid in cash                                     -               -               -               -
                                                   ============    ============    ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS

         The Company was involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. The Company is currently assessing its business opportunities.

         As at November 30, 2004, the Company had an accumulated deficit of $1,825,216, working capital of $56,409 and advances payable of $123,000. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

         Effective November 23, 2004, the Company continued its jurisdiction out of the Yukon Territory and into British Columbia.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       OTHER ASSETS

                                 AS AT NOVEMBER 30, 2004    AS AT MAY 31, 2004
                                   --------------------    --------------------
                                     NUMBER      AMOUNT      NUMBER      AMOUNT
                                   OF SHARES        $      OF SHARES        $

         Secure One Inc. (a)        535,000      14,058     580,000      15,239
         Halo Resources Ltd. (b)     12,500       9,375      15,000      11,250
                                               --------                --------
                                                 23,433                  26,489
                                               ========                ========

         (a) The quoted market value of the Secure One Inc. shares at November 30, 2004, was $123,050.

         (b) The quoted market value of the Halo Resources Ltd. shares at November 30, 2004, was $12,875.

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                      NUMBER
                                                     OF SHARES           $

         Balance, beginning and end of period         1,911,521       1,751,878
                                                   ============    ============

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

         (b) As at November 30, 2004, 348,526 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (c) A summary of the Company's stock options at November 30, 2004 and the changes for the six months ended November 30, 2004 is presented below:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                      OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE
                                                                         $

                  Balance, beginning of period                -          -
                  Granted                               190,000         0.19
                                                   ------------
                  Balance, end of period                190,000         0.19
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at November 30, 2004:

                  EXERCISE                 OPTIONS
                   PRICE                 OUTSTANDING           EXPIRY DATE
                     $

                    0.19                    190,000            November 26, 2007
                                            =======

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                  Risk-free interest rate                   2.91%
                  Estimated volatility                     122.98%
                  Expected life                           1.5 years
                  Expected dividend yield                     0%


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's consultants was $0.16 per share. The Company charged $30,180 stock-based compensation to operations.

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)

5.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended November 30, 2004 the Company was charged a total of $41,050 (2003 - $8,100) for accounting, administration and management services provided by a company controlled by the President of the Company. As at November 30, 2004, $8,386 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received ongoing advances from the President of the Company. As at November 30, 2004, $123,000 remained outstanding. The advances are non-interest bearing.

         (c) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. As at November 30, 2004, 75,000 Loan Shares remain pledged as security for the $47,400 promissory note. This amount has been charged to share capital. Subsequent to November 30, 2004, the Company received $47,400 in payment of the promissory note.

                           BARADERO RESOURCES LIMITED
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 24, 2004 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the six months ended November 30, 2004 and 2003 of Baradero Resources Limited. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company was engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in its oil and gas properties. It subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, California Exploration Inc. ("CalEx") and no longer holds any oil and gas interest. The Company is currently assessing its business opportunities.

Effective June 3, 2004, the Company consolidated its share capital on a 1 new for 4 old basis and changed its name from California Exploration Ltd. to Baradero Resources Limited. Effective November 23, 2004, the Company continued its jurisdiction out of the Yukon Territory and into British Columbia. The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "BRH" and on the OTCBB under the symbol "BRHAF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

CHANGE OF OFFICERS AND DIRECTORS

On November 18, 2004, at the Company's Annual General Meeting ("AGM"), Messrs. Nick DeMare, Harvey Lim and Andrew Carter were re-elected as directors of the Company. At a directors meeting held subsequent to the AGM , the directors appointed Mr. DeMare as President and Chief Executive Offer and Mr. David Henstridge as Corporate Secretary.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

RESOURCE PROJECTS

On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, CalEx, and no longer holds any oil and gas interest. The Company is currently reviewing a number of opportunities in the resource sector.

Baradero Resources Limited - MD&A
For the six months ended November 30, 2004                                Page 2
--------------------------------------------------------------------------------


SELECTED FINANCIAL DATA

The financial information for the 2004 and prior fiscal years include the accounts of the Company and the operations of CalEx to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx. The Company no longer accounts for the activities of CalEx.

For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                             -----------------------   -------------------------------------------------   -----------------------
                                   FISCAL 2005                            FISCAL 2004                            FISCAL 2003
                             -----------------------   -------------------------------------------------   -----------------------
                              NOV. 30       AUG. 31      MAY 31       FEB. 29      NOV. 30      AUG. 31      MAY 31       FEB. 28
                                 $             $           $             $            $            $           $             $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS:

Revenues                              -            -       35,014       27,686       21,920       14,284       22,064            -
Net income (loss)               (70,463)       2,049      199,353      (21,354)      (1,451)       2,610     (164,617)     (31,172)
Basic and diluted earnings
    (loss) per share              (0.04)        0.00         0.10        (0.01)       (0.00)        0.00        (0.09)       (0.02)
Dividends per share                   -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital (deficiency)     56,409       96,456       96,135     (192,395)    (167,765)    (172,463)    (173,391)    (158,628)
Total assets                     96,723      133,509      137,713      139,205      140,756      138,441      135,533      272,465
Total long-term liabilities     123,000      123,000      127,548      102,548      102,548       99,548       99,548       99,548

                             -----------------------   -------------------------------------------------   -----------------------

RESULTS OF OPERATIONS

During the six months ended November 30, 2004 ("2004") the Company reported a net loss of $68,414, an increase in loss of $69,573 compared to $1,159 income for the six months ended November 30, 2003 ("2003"). The difference was attributed primarily to the cessation of the Company's oil and gas operations in 2003 and the recognition in 2004 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for 2003 was $36,204. Revenues from oil and gas sales in 2003 were generated from the West Ranch Field well. Production costs of $11,998 were incurred and depletion of $9,013 was recorded for 2003. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well. Management is currently reviewing other oil and gas projects for participation and is reviewing other resource opportunities.

General and administration costs increased by $39,308, from $17,445 in 2003 to $56,753 in 2004. The increase in costs in 2004 was due to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 related to Mr. DeMare's services as the President of the Company.

Baradero Resources Limited - MD&A
For the six months ended November 30, 2004                                Page 3
--------------------------------------------------------------------------------



During the six months ended November 30, 2004, the Company sold 45,000 shares of Secure One Inc. and 2,500 shares of Halo Resources Ltd., for total proceeds of $11,437, recognizing a gain of $8,381.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at November 30, 2004, the Company had an accumulated deficit of $1,825,216, working capital of $56,409 and advances payable of $123,000. The Company also held marketable securities with a quoted market value, at November 30, 2004, of $135,925. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies adopted by the Company during the six months ended November 30, 2004.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended November 30, 2004 the Company was charged a total of $41,050 (2003 - $8,100) for accounting, administration and management services provided by a company controlled by the President of the Company. As at November 30, 2004, $8,386 remained unpaid and is included in accounts payable and accrued liabilities.

The Company has received ongoing advances from the President of the Company.  As
at  November  30,  2004,  $123,000  remained   outstanding.   The  advances  are
non-interest bearing.

INVESTOR RELATIONS ACTIVITIES

The Company did not engage any outside consultants to provide investor relations activities during the six months ended November 30, 2004. All investor relations activities are provided by the Company's directors and officers.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at November 30, 2004 and 2003 there were 1,911,521 issued common shares. No shares were issued during the six months ended November 30, 2004. During the six months ended November 30, 2004, the Company granted stock options to employees, directors and consultants to purchase 190,000 common shares of the Company, at $0.19 per share, on or before November 26, 2007.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, CHIEF EXECUTIVE OFFICER of BARADERO RESOURCES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the interim period ending November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    January 28, 2005

         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, A DIRECTOR of BARADERO RESOURCES LIMITED and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the interim period ending November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    January 28, 2005


         /s/ Nick DeMare
         ---------------
         Nick DeMare
         Director



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